UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building

No. 1 Shangdi East Road

Haidian District, Beijing 100085

People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/S/ KELVIN WING KEE LAU
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: August 17, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES SECOND QUARTER 2010 UNAUDITED FINANCIAL RESULTS

(Beijing – August 16, 2010) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights1

•	Total revenues were RMB594.2 million (USD87.6 million), as compared to RMB625.0 million in 1Q10 and RMB521.3 million in 2Q09

•	Gross profit was RMB496.6 million (USD73.2 million), as compared to RMB537.9 million in 1Q10 and RMB454.5 million in 2Q09

•

Operating profit was RMB221.5 million (USD32.7 million), as compared to RMB323.2 million in 1Q10 and RMB279.7 million in 2Q09. Non-GAAP operating profit[2] was RMB246.5 million (USD36.4 million), as compared to RMB344.9 million in 1Q10 and RMB300.0 million in 2Q09

•

Net income attributable to the Company’s shareholders was RMB196.6 million (USD29.0 million), as compared to RMB305.2 million in 1Q10 and RMB262.6 million in 2Q09. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB221.7 million (USD32.7 million), as compared to RMB327.0 million in 1Q10 and RMB282.9 million in 2Q09

•

Basic and diluted earnings per ADS[3] were RMB3.93 (USD0.58) and RMB3.71 (USD0.55), respectively, as compared to RMB6.12 and RMB5.75, respectively, in 1Q10, and RMB5.21 and RMB4.94, respectively, in 2Q09. Non-GAAP basic and diluted earnings per ADS[2] were RMB4.43 (USD0.65) and RMB4.19 (USD0.62), respectively, as compared to RMB6.56 and RMB6.16, respectively, in 1Q10, and RMB5.61 and RMB5.32, respectively, in 2Q09

•	Acquired C&C Media Co., Ltd. (“C&C Media”), a Japanese online game operator, to capture the growth opportunities in Japan and expand the Company’s overseas operating capabilities

•	Acquired a majority stake in Runic Games, Inc. (“Runic Games”), a specialized developer of PC-based entertainment software in the U.S, to further enhance the Company’s strong R&D capabilities

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010, which was RMB6.7815 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]	As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

“The second quarter results largely came in line with our expectations,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “The slight sequential revenue decline in the second quarter was primarily due to our efforts to decelerate some promotional and monetization activities within our games, in order to further nurture our games and lengthen the lifecycles.”

“Our pipeline remains strong, with genuinely differentiated 2D, 2.5D and 3D games, and our specialized game engines and production studios are allowing us to build solid franchises in each of these market segments. We are excited about a number of the games in our pipeline, but as we learned from past experience, it is best for us to take time in testing and fine tuning new games before officially launching them in order to avoid potential issues and the risks of losing players at what is essentially the most critical period of a new game. We are excited about a number of our upcoming projects, including ‘Forsaken World,’ our newest 3D Western-themed MMORPG and ‘Dragon Excalibur,’ our first 2D real-time MMORPG. We are also anticipating the launch of ‘XiaoAoJiangHu,’ which will be known as ‘Swordsman Online’ in Western markets. Based on a famous martial arts novel written by renowned author Louis Cha, the game is highly anticipated by gamers.”

“One of our main competitive advantages continues to be in research and development. We continue to invest in and build our R&D team to further strengthen our game development capabilities and enhance our ability to create new and innovative games. During the quarter, we acquired a majority stake in Runic Games, a top-tier game development studio based in the U.S., which has immediately strengthened our global R&D capabilities. By collaborating with Runic Game’s professional and experienced team, we seek to create global titles that cater to the tastes of both Eastern and Western gamers.”

“We continue to strengthen our overseas penetration and are pleased with our development. We signed several licensing agreements and launched a number of our games in various markets through overseas game operators during the second quarter. We acquired C&C Media, our long-time Japanese operation partner, to further expand our overseas operating capabilities and capture the growth opportunities in Japan. Our North American operations are also seeing healthy growth as we continue to launch games through our wholly-owned subsidiary in U.S. We will also be launching our games in Europe through our European subsidiary in the near future.”

“Acquiring companies that are complementary to our core business remains a large part of our growth strategy. We continue to see much potential in the broader entertainment industry in China and believe that our further involvement in this industry will lead to future benefits to our core business through content generation and co-promotion. As a part of this strategy, one of our controlled entities, Beijing Perfect World Cultural Communication Co., Ltd., recently signed agreements to invest in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. and Shanghai Baohong Entertainment & Media Co., Ltd. and take majority stakes in these companies. Both of these companies are engaged in the film and television production and distribution business. We are excited to work together with such a reputable team to further the development of the entertainment industry in China.”

“With the continued rise of the number of internet users in China, we believe there are vast opportunities for the strongest players in the online game industry. As we continue to strengthen our platform by investing in R&D and expanding through acquisitions, we have experienced some added pressure on margin and temporary fluctuations in our results. However, we believe this is a necessary step for the long-term benefit of our Company and remain confident in our ability to sustain growth with our strong development and operation team, stable portfolio of existing games, and exciting pipeline. We have noted the price at which our ADSs are currently trading and have considered our financial positions, in particular, the cash currently available to us. We are considering a potential share repurchase program, but such program will need to be approved by our board of directors. We will announce the details of the program if and when we receive the approval from the board. As we continue to allocate resources to longer-term projects to lengthen the life cycle of our games, we will remain focused on managing the steady, long-term growth of our Company while maximizing shareholder value over time.”

Second Quarter 2010 Financial Results

Total Revenues

Total revenues were RMB594.2 million (USD87.6 million) in 2Q10, as compared to RMB625.0 million in 1Q10 and RMB521.3 million in 2Q09.

Online game operation revenues were RMB533.3 million (USD78.6 million) in 2Q10, as compared to RMB569.7 million in 1Q10 and RMB475.1 million in 2Q09. The slight decline in online game operation revenues from 1Q10 was primarily due to the deceleration of some of the in-game promotions and monetization activities in the second quarter, in order to further nurture the Company’s existing games and lengthen the life cycles of the games, and was partially offset by additional online game operation revenues from Japan as the Company acquired C&C Media in the second quarter.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 886,000 in 2Q10, as compared to 993,000 in 1Q10 and 761,000 in 2Q09. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 1,433,000 in 2Q10, as compared to 1,670,000 in 1Q10 and 1,877,000 in 2Q09. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB292 in 2Q10, as compared to RMB306 in 1Q10 and RMB237 in 2Q09. The decline in ACU from 1Q10 was mainly due to the underperformance of a recently launched new game, as well as more stringent anti-cheating efforts adopted by the Company. The decline in APC and ARPU from 1Q10 was mainly due to the deceleration of some of the in-game promotions and monetization activities by the Company in the second quarter.

Overseas licensing revenues were RMB55.1 million (USD8.1 million) in 2Q10, as compared to RMB53.4 million in 1Q10 and RMB46.2 million in 2Q09. The increase from 1Q10 was mainly attributed to the successful launch of “Pocketpet Journey West” in Korea, “Battle of the Immortals” in Vietnam and “Zhu Xian” in Korea and Russia through various local operators, and was partially offset by a decrease in licensing revenues from Japan as the Company acquired C&C Media, its Japanese operation partner, and started to consolidate C&C Media’s online game operation revenues in 2Q10.

Film, television and other revenues were RMB5.7 million (USD0.8 million) in 2Q10, as compared to RMB2.0 million in 1Q10 and Nil in 2Q09.

Cost of Revenues

The cost of revenues was RMB97.6 million (USD14.4 million) in 2Q10, as compared to RMB87.1 million in 1Q10 and RMB66.8 million in 2Q09.

The online game related cost was RMB96.9 million (USD14.3 million) in 2Q10, as compared to RMB87.1 million in 1Q10 and RMB66.8 million in 2Q09. The increase from 1Q10 was mainly a result of the consolidation of C&C Media, which currently operates six games in Japan.

The film, television and other cost was RMB718,946 (USD106,016) in 2Q10, as compared to RMB24,887 in 1Q10 and Nil in 2Q09.

Gross Profit and Gross Margin

Gross profit was RMB496.6 million (USD73.2 million) in 2Q10, as compared to RMB537.9 million in 1Q10 and RMB454.5 million in 2Q09. Gross margin was 83.6% in 2Q10, as compared to 86.1% in 1Q10 and 87.2% in 2Q09.

Operating Expenses

Operating expenses were RMB275.1 million (USD40.6 million) in 2Q10, as compared to RMB214.8 million in 1Q10 and RMB174.9 million in 2Q09. The increase in operating expenses from 1Q10 was attributed to higher sales and marketing expenses, R&D expenses and general and administrative expenses.

Sales and marketing expenses were RMB121.0 million (USD17.8 million) in 2Q10, as compared to RMB82.2 million in 1Q10 and RMB72.7 million in 2Q09. The increase from 1Q10 was mainly a result of the consolidation of C&C Media, higher advertising and promotional expenses associated with the launch of large expansion packs for “Zhu Xian” and “Fantasy Zhu Xian,” and expenses related to attending a nationwide industrial exhibition in the U.S. in 2Q10.

R&D expenses were RMB90.7 million (USD13.4 million) in 2Q10, as compared to RMB77.8 million in 1Q10 and RMB65.0 million in 2Q09. The increase from 1Q10 was primarily due to an increase in staff cost as the Company continued to expand its R&D talent pool, and as a result of the consolidation of Runic Games. This was partially offset by the capitalization of development costs of RMB11.0 million (USD1.6 million) for the two online games under testing.

General and administrative expenses were RMB63.5 million (USD9.4 million) in 2Q10, as compared to RMB54.8 million in 1Q10 and RMB37.2 million in 2Q09. The increase from 1Q10 mainly resulted from the consolidation of C&C Media, partially offset by a decrease in professional service expenses.

Operating Profit

Operating profit was RMB221.5 million (USD32.7 million) in 2Q10, as compared to RMB323.2 million in 1Q10 and RMB279.7 million in 2Q09. Non-GAAP operating profit was RMB246.5 million (USD36.4 million) in 2Q10, as compared to RMB344.9 million in 1Q10 and RMB300.0 million in 2Q09.

Total Other Income

Total other income was RMB4.7 million (USD0.7 million) in 2Q10, as compared to RMB10.5 million in 1Q10 and RMB2.6 million in 2Q09.

Income Tax Expense

Income tax expense was RMB29.6 million (USD4.4 million) in 2Q10, as compared to RMB28.7 million in 1Q10 and RMB19.8 million in 2Q09.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB196.6 million (USD29.0 million) in 2Q10, as compared to RMB305.2 million in 1Q10 and RMB262.6 million in 2Q09. Non-GAAP net income attributable to the Company’s shareholders was RMB221.7 million (USD32.7 million) in 2Q10, as compared to RMB327.0 million in 1Q10 and RMB282.9 million in 2Q09.

Basic and diluted earnings per ADS were RMB3.93 (USD0.58) and RMB3.71 (USD0.55), respectively, in 2Q10, as compared to RMB6.12 and RMB5.75, respectively, in 1Q10, and RMB5.21 and RMB4.94, respectively, in 2Q09. Non-GAAP basic and diluted earnings per ADS were RMB4.43 (USD0.65) and RMB4.19 (USD0.62), respectively, in 2Q10, as compared to RMB6.56 and RMB6.16, respectively, in 1Q10, and RMB5.61 and RMB5.32, respectively, in 2Q09.

Cash and Cash Equivalents

As of June 30, 2010, the Company had RMB1,719.9 million (USD253.6 million) of cash and cash equivalents, as compared to RMB1,876.9 million as of March 31, 2010. The decrease was mainly due to the investment made in C&C Media and the cash outflow for investment in time deposit, and was partially offset by a net cash inflow generated from the Company’s online game operations.

Recent Developments

Strategic Investment in Xinbaoyuan and Baohong

In July 2010, Beijing Perfect World Cultural Communication Co., Ltd. (“PW Cultural”), an entity controlled by the Company, entered into agreements to invest approximately RMB110.0 million and RMB82.3 million in cash, respectively, in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. (“Xinbaoyuan”) and Shanghai Baohong Entertainment & Media Co., Ltd. (“Baohong”) and take majority stakes in these companies. Both Xinbaoyuan and Baohong are engaged in the film and television program production and distribution business and have been controlled and managed by Ms. Ding Xin, a well-respected veteran in the field of television content distribution, and Mr. Zhao Baogang, a renowned director, who have led a team of veteran industry professionals to produce a number of award winning television shows. The expertise, creativity and innovation, and strong reputation of both companies in the film and television industry are expected to bring new, future growth opportunities to the Company, while creating synergies with the Company’s core gaming business primarily through content generation and co-promotion.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2010 are expected to be between RMB594 million and RMB624 million, representing an increase of 0% to 5% on a sequential basis. This reflects expected growth from the online game operations.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00 pm Eastern Daylight Time on Monday, August 16, 2010 (9:00 am Beijing time on Tuesday, August 17, 2010).

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+65-6723-9381
- Mainland China Toll Free Number:	10-800-819-0121
- Hong Kong Toll Free Number:	80-093-0346
- U.K. Toll Free Number:	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 am Eastern Daylight Time, August 24, 2010.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals” and “Fantasy Zhu Xian;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operations in North America and Japan. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of August 16, 2010, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +86-10-5971-2001

Fax: +86-10-5971-2001

Email: rhu@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited
	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,567,165,156	1,719,924,903	253,620,129
Restricted cash	5,033,996	4,822,949	711,192
Short-term investments	30,000,000	—	—
Accounts receivable, net	90,435,732	101,761,589	15,005,764
Due from related parties	159,100	2,500,000	368,650
Prepayments and other assets	54,262,066	88,070,022	12,986,806
Deferred tax assets	3,048,654	4,765,803	702,765

Total current assets	1,750,104,704	1,921,845,266	283,395,306

Non current assets
Equity investments	30,471,237	55,713,796	8,215,556
Time deposit	—	130,000,000	19,169,800
Film and television cost	14,508,195	16,626,430	2,451,733
Property, equipment and software, net	244,069,532	269,798,302	39,784,458
Construction in progress	771,265,335	816,655,658	120,424,045
Intangible assets, net	36,930,233	109,093,222	16,086,887
Goodwill	116,256,000	248,633,635	36,663,516
Prepayments and other assets	42,516,514	68,411,487	10,087,958
Deferred tax assets	2,895,739	2,744,291	404,673

Total assets	3,009,017,489	3,639,522,087	536,683,932

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	92,131,878	79,236,756	11,684,251
Advances from customers	88,944,437	87,451,523	12,895,602
Salary and welfare payable	99,629,630	68,219,199	10,059,603
Taxes payable	35,503,484	40,018,411	5,901,115
Accrued expenses and other liabilities	40,055,495	53,287,789	7,857,817
Due to related parties	5,650,616	4,762,000	702,205
Deferred revenues	280,584,152	368,652,646	54,361,520
Deferred tax liabilities	22,488,342	23,819,454	3,512,417

Total current liabilities	664,988,034	725,447,778	106,974,530
Deferred revenues	28,479,618	21,352,622	3,148,658

Total liabilities	693,467,652	746,800,400	110,123,188

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued and outstanding as of December 31, 2009; 44,171,190 Class A ordinary shares issued and outstanding, 206,275,475 Class B ordinary shares issued and outstanding as of June 30, 2010 )	198,506	199,406	29,404
Additional paid-in capital	381,099,428	434,939,332	64,136,155
Statutory reserves	181,563,507	181,563,507	26,773,355
Accumulated other comprehensive loss	(65,453,442)	(63,366,948)	(9,344,090)
Retained earnings	1,799,851,169	2,301,650,373	339,401,367

Total Perfect World Shareholders’ Equity	2,297,259,168	2,854,985,670	420,996,191
Non-controlling interest	18,290,669	37,736,017	5,564,553

Total Shareholders’ Equity	2,315,549,837	2,892,721,687	426,560,744

Total Liabilities and Shareholders’ Equity	3,009,017,489	3,639,522,087	536,683,932

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	475,110,023	569,713,235	533,291,689	78,639,193
Overseas licensing revenues	46,216,819	53,377,895	55,147,077	8,131,988
Film, television and other revenues	—	1,952,484	5,732,946	845,380

Total Revenues	521,326,842	625,043,614	594,171,712	87,616,561
Cost of revenues
Online game related cost	(66,788,320)	(87,105,440)	(96,866,795)	(14,283,978)
Film, television and other cost	—	(24,887)	(718,946)	(106,016)

Total cost of revenues	(66,788,320)	(87,130,327)	(97,585,741)	(14,389,994)

Gross profit	454,538,522	537,913,287	496,585,971	73,226,567
Operating expenses
Research and development expenses	(64,980,240)	(77,808,074)	(90,662,002)	(13,369,019)
Sales and marketing expenses	(72,737,032)	(82,159,508)	(120,957,997)	(17,836,466)
General and administrative expenses	(37,153,341)	(54,795,477)	(63,475,926)	(9,360,160)

Total operating expenses	(174,870,613)	(214,763,059)	(275,095,925)	(40,565,645)

Operating profit	279,667,909	323,150,228	221,490,046	32,660,922

Other income/(expenses)
Share of loss from equity investments	(1,072,144)	(1,506,851)	(2,072,876)	(305,666)
Interest income	3,622,913	5,258,399	5,898,960	869,861
Others, net	13,436	6,766,026	871,005	128,438

Total other income	2,564,205	10,517,574	4,697,089	692,633

Profit before tax	282,232,114	333,667,802	226,187,135	33,353,555
Income tax expense	(19,752,495)	(28,690,818)	(29,595,560)	(4,364,161)

Net income	262,479,619	304,976,984	196,591,575	28,989,394

Add: Net loss attributable to non-controlling interests	106,205	187,178	43,467	6,410

Net income attributable to the Company’s shareholders	262,585,824	305,164,162	196,635,042	28,995,804

Net earnings per share, basic	1.04	1.22	0.79	0.12
Net earnings per share, diluted	0.99	1.15	0.74	0.11
Net earnings per ADS, basic	5.21	6.12	3.93	0.58
Net earnings per ADS, diluted	4.94	5.75	3.71	0.55

Shares used in calculating basic net earnings per share	251,956,208	249,384,104	250,314,918	250,314,918
Shares used in calculating diluted net earnings per share	265,820,234	265,565,857	264,762,843	264,762,843

Total share-based compensation cost included in:
Cost of revenues	(1,342,444)	(1,693,246)	(1,635,647)	(241,193)
Research and development expenses	(9,548,455)	(9,404,410)	(9,489,546)	(1,399,328)
Sales and marketing expenses	(2,007,253)	(2,271,910)	(3,718,909)	(548,390)
General and administrative expenses	(7,391,936)	(8,423,397)	(10,203,291)	(1,504,577)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	USD

GAAP operating profit	279,667,909	323,150,228	221,490,046	32,660,922
Share based compensation charge	20,290,088	21,792,963	25,047,393	3,693,488

Non-GAAP operating profit	299,957,997	344,943,191	246,537,439	36,354,410

GAAP net income attributable to the Company’s shareholders	262,585,824	305,164,162	196,635,042	28,995,804
Share based compensation charge	20,290,088	21,792,963	25,047,393	3,693,488

Non-GAAP net income attributable to the Company’s shareholders	282,875,912	326,957,125	221,682,435	32,689,292

GAAP net earnings per ADS

- Basic	5.21	6.12	3.93	0.58

- Diluted	4.94	5.75	3.71	0.55

Non-GAAP net earnings per ADS

- Basic	5.61	6.56	4.43	0.65

- Diluted	5.32	6.16	4.19	0.62

ADSs used in calculating net earnings per ADS
- Basic	50,391,242	49,876,821	50,062,984	50,062,984
- Diluted	53,164,047	53,113,171	52,952,569	52,952,569